Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avon Products, Inc.

Commission File No.: 1-4881

Commission File No. for Registration Statement on Form F-4

filed by Natura &Co Holding S.A.: 333-233910

The following documents were filed by Natura&Co Holding S.A. under Form 6-K on November 5, 2019. Natura &Co Holding S.A. is refiling such documents pursuant to Rule 425 under the Securities Act of 1933:

ITEM
1.

Notice to the Market, filed with the Brazilian Securities Commission on November 5, 2019, regarding Amendment No. 2 dated as of November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

2.

Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura and Avon has mailed the joint proxy statement/prospectus to shareholders of Avon on October 4, 2019. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, are available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can be obtained, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can also be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.

ITEM 1

Notice to the Market, filed with the Brazilian Securities Commission on November 5, 2019, regarding Amendment No. 2 dated as of November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

COMUNICADO AO MERCADO

Segundo Aditivo ao Contrato e Plano de Incorporações Referente à Transação de Combinação de Negócios da Natura Cosméticos S.A. e a Avon Products, Inc.

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co”), informam a seus acionistas e ao mercado em geral que celebraram nesta data o segundo aditivo ao Agreement and Plan of Mergers (Contrato e Plano de Incorporações, o “Aditivo”), o qual foi originalmente celebrado, em 22 de maio de 2019 (conforme Fato Relevante divulgado em tal data), entre a Natura Cosméticos, Avon Producs, Inc (“Avon”), Natura &Co, Nectarine Merger Sub I, Inc. e Nectarine Merger Sub II, Inc., referente à combinação de negócios da Natura Cosméticos e da Avon.

O Segundo Aditivo estabelece que a Natura &Co deverá tomar todas e quaisquer ações necessárias, inclusive realizar todas as propostas aos acionistas necessárias e utilizar razoáveis melhores esforços a fim de obter todas as aprovações necessárias, antes ou na assembleia geral ordinária de acionistas que aprovará as demonstrações financeiras referentes ao exercício social encerrado em 31 de dezembro de 2019, para garantir que o saldo de todos e quaisquer prejuízos acumulados, se houver, seja absorvido pela reserva de capital formada quando da contribuição das ações da Natura Cosméticos a ser realizada pelos acionistas controladores. A absorção de prejuízos tem por intenção zerar o saldo de todos e quaisquer prejuízos acumulados em 31 de dezembro de 2019 para mitigar o impacto dos efeitos contábeis da reestruturação societária nos dividendos para os acionistas.

A versão em inglês do Segundo Aditivo estará disponível a todos os acionistas na sede da Natura Cosméticos, da Natura &Co e no site de Relação com Investidores (https://natu.infoinvest.com.br/) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019), no site da CVM (www.cvm.gov.br) e no site da B3 (www.b3.com.br). Uma versão em português desse Segundo Aditivo será preparada e disponibilizada assim que possível.

São Paulo, 5 de novembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly Held Company	Publicly Held Company
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

NOTICE TO THE MARKET

Amendment Number Two to the Merger Agreement relating to the Business Combination Transaction between Natura Cosméticos S.A. and Avon Products, Inc.

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co”) inform their shareholders and the market in general that they have executed amendment number two (the “Amendment”) to the Agreement and Plan of Mergers, which was originally executed on May 22, 2019 (per the Material Fact disclosed at such date), by and among Natura Cosméticos, Avon Products, Inc (“Avon”), Natura &Co, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., regarding the combination of businesses of Natura Cosméticos and Avon.

The Amendment provides that Natura &Co shall take any and all necessary action, including making all necessary shareholder proposals and using reasonable best efforts to obtain all necessary shareholder approvals, on or before the ordinary general meeting of shareholders that will approve the financial statements as of and for the fiscal year ended December 31, 2019, to ensure that the balance of any and all accumulated losses, if any, is absorbed against the capital reserve formed upon the contribution of Natura Cosméticos’ shares to be made by the controlling shareholders. The loss absorption is intended to clear the balance of any and all accumulated losses as of December 31, 2019 to mitigate any material impact of accounting effects of the corporate restructuring on dividends to shareholders.

The Amendment will be made available to all shareholders at Natura Cosméticos’ and Natura &Co’s headquarters and in the Investors’ Relations website (https://natu.infoinvest.com.br/en) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019), at the website of the CVM (www.cvm.gov.br) and at the website of the B.3 (www.b3.com.br). A Portuguese translation of the Amendment will be prepared and made available as soon as possible.

São Paulo, November 5, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

ITEM 2

Amendment No. 2 dated November 5, 2019 to the Agreement and Plan of Mergers dated as of May 22, 2019 by and among Avon Products, Inc., Natura Cosméticos S.A., Nectarine Merger Sub I, Inc., Nectarine Merger Sub II, Inc. and Natura Holding S.A.

AMENDMENT NUMBER TWO TO AGREEMENT AND PLAN OF MERGERS

This Amendment Number Two (this “Amendment”) to the Agreement and Plan of Mergers, dated as of May 22, 2019 (the “Merger Agreement”), by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Avon Products, Inc., a New York corporation (the “Company”), Nectarine Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and wholly owned direct subsidiary of Merger Sub I (“Merger Sub II”), and Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo”), is made as of November 5, 2019. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, the Company, Merger Sub I, Merger Sub II and HoldCo entered into the Merger Agreement on May 22, 2019;

WHEREAS, on October 3, 2019, Parent, the Company, Merger Sub I, Merger Sub II and HoldCo entered into that certain Amendment Number One to the Merger Agreement (the “First Amendment”);

WHEREAS, Section 11.03 of the Merger Agreement permits the parties to amend the Merger Agreement by an instrument in writing signed by the parties hereto; and

WHEREAS, the parties hereto desire to further amend the Merger Agreement as set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, pursuant to Section 11.03 of the Merger Agreement, the parties hereto agree as follows:

AGREEMENT

SECTION 1.1               Amendments to Section 8.09(c). Section 8.09(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) Upon the making of the Parent Contribution by the Founding Controlling Parent Shareholders, HoldCo shall create a special equity reserve in an amount equal to the difference between the net equity book value of the Parent Shares contributed in the Parent Contribution and the value attributed by the Founding Controlling Parent Shareholders to such Parent Shares. HoldCo shall account for such special equity reserve in an amount net of any income tax liability of HoldCo that may be recognized upon the Parent Contribution, so that no expense is accounted at HoldCo as a result of such tax liability; provided that if HoldCo does not receive a formal endorsement of such accounting treatment from the CVM before the date of issuance of HoldCo’s financial statements for the fiscal year ended December 31, 2019, then HoldCo shall account for such income tax liability within the profit and loss accounts of HoldCo. HoldCo shall take any and all necessary action, including making all necessary shareholder proposals and using reasonable best efforts to obtain all necessary shareholder approvals, on or before the ordinary general meeting of shareholders that will approve the financial statements as of and for the fiscal year ended December 31, 2019, to ensure that the balance of any and all accumulated losses is absorbed against the capital reserve formed upon the Parent Contribution. The Founding Controlling Parent Shareholders shall agree to vote their shares in favor of such shareholder proposals.”

SECTION 1.2               Amendments to Section 11.02. The first sentence of Section 11.02 of the Merger Agreement is hereby amended by (i) replacing the text “and” after the text “Article 2” with a comma and (ii) adding the text “, the agreements set forth in Section 8.09(c) and, solely to the extent related to Section 8.09(c), the agreements set forth in Section 7.12” after the text “Section 7.05”.

SECTION 1.3               Amendments to Section 11.06(a). Section 11.06(a) of the Merger Agreement is hereby amended by adding the following text as the final sentence of such section: “Notwithstanding the foregoing, following the First Effective Time, the provisions of Section 8.09(c) shall be enforceable by holders of Company Common Stock at, or immediately prior to, the First Effective Time.”

SECTION 1.4               Additional Representations and Warranties. Each of the parties represents and warrants that (a) this Amendment has been duly executed and delivered by such party and (b) this Amendment constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

SECTION 1.5               Full Force and Effect. Except to the extent specifically amended hereby and by the First Amendment, the Merger Agreement remains unchanged and in full force and effect. From and after the execution of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof”, “hereunder” or words of similar import, will be deemed to mean the Merger Agreement, as amended by this Amendment and the First Amendment.

SECTION 1.6               General Provisions. The provisions of Article 11 (Miscellaneous) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment and the First Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Avon Products, Inc.

By
/s/ Ginny Edwards
Name: Ginny Edwards
Title: Vice President, Interim General Counsel and Corporate Secretary

Natura Cosméticos S.A.

By
/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

By
/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal Officer

NATURA &CO HOLDING S.A.

By
/s/ Jose Antonio de Almeida Filippo
Name: Jose Antonio de Almeida Filippo
Title: Executive Officer

By
/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Executive Officer

Nectarine Merger Sub I, Inc.

By
/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

NECTARINE MERGER SUB II, INC.

By
/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

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